January  24,  2000

SEMCO  Energy,  Inc.
405  Water  Street
Port  Huron,  Michigan  48060


RE:  Form  10-K  Report  for  the  Year  Ended  December  31,  1999


To  the  Board  of  Directors:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant 's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 1, 1999, SEMCO Energy, Inc. (the "Company") changed its method of amortizing unrecognized gains (losses) on its pension plans and postretirement medical plans. According to the management of the Company, this change was made to provide a better means to recognize the gains (losses) that are currently being deferred and recognized over several years.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1999.

Very  truly  yours,

Arthur  Andersen  LLP